Exhibit 99.1

Interim Financial Report
for the Six Months Ended
December 31, 2018

ABN 44 155 933 010

CORPORATE DIRECTORY

DIRECTORS:
Mr Ian Middlemas - Chairman
Mr Todd Hannigan - Deputy Chairman
Mr Egan Antill - Managing Director & CEO
Mr David Gay - Executive Director and President
Mr Jonathan Hjelte - Non-Executive Director
Mr Richard McCormick - Non-Executive Director
Mr Thomas Todd - Non-Executive Director

COMPANY SECRETARY:
Mr Gregory Swan – Company Secretary

OFFICES:

Site Office:
373 Whobry Road
Rumsey KY 42371
UNITED STATES

New York Office:
28 West 44th Street, Suite 810
New York NY 10036
UNITED STATES

Registered Office:
Level 9, 28 The Esplanade
Perth WA 6000
AUSTRALIA

WEBSITE:
www.paringaresources.com

STOCK EXCHANGE LISTINGS:
United States:
Nasdaq Capital Market (NASDAQ: PNRL)
Australia:
Australian Securities Exchange (ASX: PNL)

SHARE REGISTRIES:

United States:
Computershare Investor Services
211 Quality Circle, Suite 210
College Station TX 77845
UNITED STATES
Tel: +1 781 575 4247

Australia:
Computershare Investor Services Pty Ltd
Level 11, 172 St Georges Terrace
Perth WA 6000
AUSTRALIA
Tel: +61 8 9323 2000

LAWYERS:

United States:
Frost Brown Todd Attorneys
Gibson, Dunn & Crutcher

Australia:
DLA Piper Australia

AUDITOR:
Deloitte Touche Tohmatsu

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018

DIRECTORS’ REPORT

The Directors of Paringa Resources Limited present their report on Paringa Resources Limited (“Company” or “Paringa”) and the entities it controlled during the six months ended December 31, 2018 (“Consolidated Entity” or “Group”).

DIRECTORS

The names and details of the Company’s Directors in office at any time during or since the end of the interim period are as follows:

Mr Ian Middlemas	Chairman
Mr Todd Hannigan	Deputy Chairman
Mr Egan Antill	Managing Director & Chief Executive Officer (appointed effective December 12, 2018)
Mr David Gay	Executive Director & President
Mr Jonathan Hjelte	Non-Executive Director
Mr Richard McCormick	Non-Executive Director
Mr Thomas Todd	Non-Executive Director

Unless otherwise shown, all Directors were in office from the beginning of the interim period until the date of this report.

OPERATING AND FINANCIAL REVIEW

Buck Creek Mine Complex

Paringa operates the low cost, high quality Poplar Grove Mine, part of the Buck Creek Complex located in the Illinois Coal Basin (“ILB”) in western Kentucky. The Buck Creek Complex includes two fully permitted thermal coal mines: (1) the operating Poplar Grove Mine with a planned production capacity ramping up to 2.8 million tons per annum (“Mtpa”); and (2) the Cypress Mine with planned production capacity of 3.8 Mtpa.

As at the date of this report, construction of the Poplar Grove Mine has been substantially completed and production ramp-up has begun with the commencement of continuous underground mining operations with Company operated mining equipment and labour. The Poplar Grove Mine is expected to ramp up production during the 2019 calendar year, targeting full production capacity in 2020. First coal sales are expected to commence in the second half of March. The Group also has future plans to commence construction of the Cypress Mine.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation and non-union labour pool. Mining conditions at Poplar Grove are similar to those encountered in neighbouring mines, which rank as some of the most productive room-and-pillar operations in the world.

Paringa has signed three sales agreements with major utilities in the region, with a total 5-year contracted sales position of not less than 6,680,000 tons and up to 6,800,000 tons, providing clear revenue visibility for a significant portion of production.

Figure 1: Map of Buck Creek Complex and Local Mining Operations in Western Kentucky (Illinois Basin)

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	1

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Highlights

Highlights during, and subsequent to the end of, the interim period include:

Commenced mining operations at Poplar Grove

•
The Polar Grove slope reached its final length and intercepted the Western Kentucky #9 coal seam in December 2018. Access to the coal seam enabled the Company’s construction contractor to commence initial mining operations.

•
Coal is now being mined with the commencement of continuous underground mining operations at the Poplar Grove Mine with Company operated mining equipment and labour, and raw coal production is ramping up to targeted levels at Poplar Grove and mining productivity is increasing.

•
Raw coal has been brought to the surface and has been processed by Poplar Grove’s coal handling and preparation plant (“CHPP”), which has been successfully operated to test equipment and control functionality.

•
Other materials handling infrastructure at the mine and CHPP has been commissioned and is now complete and fully operational, with run of mine material from the slope being transferred to the CHPP via conveyor.

•	The Ainsworth dock on the Green River is structurally complete and ready to receive coal processed by the CHPP.

•	The mine & plant bathhouses, warehouses, workshops and office buildings are complete, with Paringa staff currently transitioning to these facilities.

•	Hiring events held to recruit employees were highly effective, drawing over 250 experienced local applicants.

Coal sales contracts

•
The Company signed two additional sales contracts for 2,050,000 tons of coal from 2019 to 2023 with major local utilities, complementing the Company’s existing cornerstone coal sales agreement with LG&E and KU.

•	The additional contracts highlight the strong appetite from customers to seek an independent source of supply in a regional market where up to 90% of coal is produced by two companies.

•	In October 2018, the Company executed its second coal sales agreement with Ohio Valley Electric Corp. and Indiana-Kentucky Electric Corp. (“OVEC-IKEC”) to sell 650,000 tons of coal from 2019 to 2020.

•	OVEC-IKEC’s largest shareholder is American Electric Power (“AEP”), one of the largest electric utilities in the United States.

•	In January 2019, Paringa executed its third coal sales agreement with Big Rivers Electric Corporation (“BREC”) to sell not less than 1,280,000 tons and up to 1,400,000 tons of coal from 2019 to 2023.

•	BREC operates two major local coal fired power stations, the Robert D Green and D.B. Wilson plants, located in very close proximity to Paringa on the Green River.

•
The Company is targeting delivery of first processed coal to its cornerstone customer LG&E and KU, one of the biggest fuel buyers within the Ohio River market, in the second half of March 2019, and has progressed initial shipments activities, including a 2019 shipping schedule and invoicing and payment procedures.

•	The three sales agreements take Paringa’s total 5-year contracted sales position to 6,800,000 tons, providing clear revenue visibility for a significant portion of future production.

Appointment of U.S. based Chief Executive Officer & Managing Director

•	The Company appointed Mr. Egan Antill as Chief Executive Officer & Managing Director in December 2018. Mr. Antill’s focus will be on delivering the mine ramp-up and unlocking shareholder value.

•	Mr. Antill studied Engineering at the University of Queensland and early in his career worked for Mount Isa Mines Ltd and Caterpillar of Australia Ltd.

•	He then completed an MBA at Yale University and spent the next 20 years on Wall Street where he raised capital for and provided strategic advice to global Metals and Mining companies.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	2

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Highlights (Continued)

Nasdaq listing

•
In October 2018, the Company announced that its ADRs were approved for listing on Nasdaq and trading has commenced in the U.S. under the ticker symbol “PNRL”. The Company’s ordinary shares continue to trade on the Australian Stock Exchange under the symbol “PNL”.

Project finance and equipment finance facilities

•	Successfully executed the US$21.7 million Project Loan Facility (“PLF”) from Macquarie Bank Limited, and completed drawdown of the first US$15.0 million tranche of the PLF.

•
Executed a secured financing package with Komatsu Financial Limited Partnership to finance the purchase of mining equipment for the Poplar Grove Mine, and at December 31, 2018, had completed delivery of approximately US$5.6 million worth of mining equipment under the facility.

Coal market

•	Market conditions in the Illinois Coal Basin continue to improve and coal prices have moved significantly higher in response.

•
U.S. and international coal demand continues to exceed supply and U.S. coal stocks have fallen further towards record low levels. With the lack of investment in new mine developments, supply is expected to remain constrained over the medium term, providing support for strong market conditions.

•
Paringa continues to build on a strong forward sales book and is now effectively sold out for 2019 and already over 70% committed for 2020 with leading regional power utilities.  Paringa aims to be a highly valued supplier to local utilities and expects to continue to build an excellent long term, low risk sales book.

Figure 2: Paringa’s continuous miner cutting coal at the Poplar Gove Mine

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	3

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Figure 3: Paringa’s mining contractor undertaking drill and blast activities at Poplar Grove

Figure 4: Rotary breaker feeding raw coal to the Poplar Gove CHPP

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	4

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Results of Operations

The Group recorded a consolidated operating loss before tax of US$3.3 million for the six months ended December 31, 2018 (December 31, 2017: US$3.4 million). Significant items contributing to the current period loss and the differences from the previous financial period include:

(i)	Employment expenses of US$1.7 million (December 31, 2017: US$1.4 million) relating to the Group’s significant staffing and travel required to support the construction of the Buck Creek Complex; and

(ii)	Share-based payment expenses of US$0.6 million (December 31, 2017: US$1.2 million) relating to the non-cash expense of the value of incentive securities granted to key employees and consultants.

Financial Position

At December 31, 2018, the Company had cash reserves of US$11.9 million (June 30, 2018: US$22.6 million).

At December 31, 2018, the Company had gross debt of US$21.0 million and net debt of US$17.1 million (June 30, 2018: $0.4 million) as a result of offsetting capitalised loan establishment costs of US$3.9 million (which includes non-cash share-based payments of US$1.3 million).

At December 31, 2018, the Company had undrawn facilities of US$27.6 million (June 30, 2018: nil), comprising US$6.7 million under its Macquarie project loan facility and US$20.9 million under its Komatsu equipment financing facility.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

(i)
On January 31, 2019, the Company announced that it had signed a sales agreement with Big Rivers Electric Corporation (“BREC”) for coal sales from its Poplar Grove Mine, for up to 1,400,000 tons of coal from 2019 to 2023. The sales agreement with BREC takes Paringa’s total 5-year contracted sales position to 6,800,000 tons, including existing sales agreements with LG&E and KU and OVEC-IKEC; and

(ii)
On March 5, 2019, the Company announced that production ramp-up had begun with the commencement of continuous underground mining operations at the Poplar Grove Mine with Company operated mining equipment and labour, and that raw coal is being brought to the surface and has been processed by Poplar Grove’s CHPP.

Other than the above, at the date of this report there were no significant events occurring after balance date requiring disclosure.

AUDITOR’S INDEPENDENCE DECLARATION

Section 307C of the Corporations Act 2001 requires our auditors, Deloitte Touche Tohmatsu, to provide the directors of Paringa Resources Limited with an Independence Declaration in relation to the review of the interim financial report.  This Independence Declaration is on page 19 and forms part of this Directors’ Report.

Signed in accordance with a resolution of the Directors.

EGAN ANTILL
Chief Executive Officer

March 8, 2019

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	5

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Paringa Resources Limited, I state that:

In the opinion of the Directors:

(a)	the attached financial statements and notes thereto for the period ended December 31, 2018 are in accordance with the Corporations Act 2001, including:

(i)	section 304 (compliance with accounting standards and Corporations Regulations 2001); and

(ii)	section 305 (true and fair view); and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

EGAN ANTILL
Chief Executive Officer

March 8, 2019

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	6

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018

	Note	Six Months Ended December 31, 2018	Six Months Ended December 31, 2017
		US$000	US$000

Continuing operations
Finance income and expenses		104	233
Corporate and administration expenses		(625)	(455)
Employment expenses		(1,670)	(1,370)
Business development expenses		(139)	(202)
Foreign stock exchange listing expenses		(249)	(459)
Share based payment expenses		(631)	(1,224)
Depreciation and impairment expenses		(39)	(7)
Other income and expenses	3	(60)	51
Loss before income tax		(3,309)	(3,433)
Income tax expense		-	-
Net loss for the period		(3,309)	(3,433)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		-	-
Total other comprehensive income for the period		-	-
Total comprehensive loss for the period		(3,309)	(3,433)

Loss per share
Basic and diluted loss per share (US$ per share)		(0.01)	(0.01)

The above Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	7

CONDENSED CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
AS AT DECEMBER 31, 2018

	Note	As at December 31, 2018	As at June 30, 2018
		US$000	US$000

ASSETS
Current Assets
Cash and cash equivalents	4	11,939	22,623
Trade and other receivables		121	78
Other assets	5	28	-
Total Current Assets		12,088	22,701

Non-Current Assets
Property, plant and equipment	6	84,096	59,065
Other assets	5	6,031	6,551
Total Non-Current Assets		90,127	65,616
TOTAL ASSETS		102,215	88,317

LIABILITIES
Current Liabilities
Trade and other payables		9,154	9,467
Interest-bearing loans and borrowings	7	4,162	300
Provisions	8	-	22
Total Current Liabilities		13,316	9,789

Non-Current Liabilities
Interest-bearing loans and borrowings	7	12,987	125
Provisions	8	1,332	1,313
Total Non-Current Liabilities		14,319	1,438
TOTAL LIABILITIES		27,635	11,227

NET ASSETS		74,580	77,090

EQUITY
Contributed equity	9	103,734	102,278
Reserves	10	2,134	3,003
Accumulated losses		(31,288)	(28,191)
TOTAL EQUITY		74,580	77,090

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	8

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018

	Contributed Equity	Share-based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$000	US$000	US$000	US$000	US$000

Balance at July 1, 2018	102,278	5,356	(2,353)	(28,191)	77,090
Net loss for the period	-	-	-	(3,309)	(3,309)
Other comprehensive income for the period	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	(3,309)	(3,309)
Transactions with owners recorded directly in equity
Conversion of employee rights	1,465	(1,465)	-	-	-
Expiry of employee options	-	(212)	-	212	-
Grant of lender options	-	181	-	-	181
Share based payments expense	4	627	-	-	631
Share issue costs	(13)	-	-	-	(13)
Balance at December 31, 2018	103,734	4,487	(2,353)	(31,288)	74,580

Balance at July 1, 2017	81,194	2,810	(2,353)	(21,076)	60,575
Net loss for the period	-	-	-	(3,433)	(3,433)
Other comprehensive income for the period	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	(3,433)	(3,433)
Transactions with owners recorded directly in equity
Exercise of options	120	-	-	-	120
Share issue costs	(2)	-	-	-	(2)
Share based payments expense	-	1,224	-	-	1,224
Balance at December 31, 2017	81,312	4,034	(2,353)	(24,509)	58,484

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	9

CONDENSED CONSOLIDATED STATEMENT OF
CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018

	Six Months Ended December 31, 2018 US$000	Six Months Ended December 31, 2017 US$000

Cash flows from operating activities
Payments to suppliers and employees	(2,775)	(742)
Royalties received	7	-
Interest received	164	233
Interest paid	(3)	-
Net cash outflow from operating activities	(2,607)	(509)

Cash flows from investing activities
Payments for property, plant and equipment	(24,410)	(5,466)
Payments for deferred consideration	-	(3,750)
Payments for advanced royalties	(146)	(140)
Payments for security deposits and bonds	(2,338)	(66)
Net cash outflow from investing activities	(26,894)	(9,422)

Cash flows from financing activities
Proceeds from borrowings	20,589	-
Payments for capitalized borrowing costs	(1,620)	(460)
Proceeds from exercise of options	-	120
Payments for share issue costs	(99)	(38)
Net cash inflow/(outflow) from financing activities	18,870	(378)

Net decrease in cash and cash equivalents	(10,631)	(10,309)
Net foreign exchange differences	(53)	51
Cash and cash equivalents at beginning of the period	22,623	34,802
Cash and cash equivalents at the end of the period	11,939	24,544

The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	10

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Paringa Resources Limited and its consolidated entities (collectively, the “Group”) for the six-months ended December 31, 2018 were authorised for issue in accordance with the resolution of the directors on March 7, 2019.

Paringa Resources Limited (the “Company”) is a for profit company limited by shares, incorporated and domiciled in Australia, whose shares are publicly traded on the Australian Securities Exchange (“ASX”) and Nasdaq Capital Market (“NASDAQ”). The Group’s principal activities are the exploration, development, and operation of coal mines.

(a)	Basis of Preparation

This general-purpose financial report for the interim six-month reporting period ended December 31, 2018 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report.  Accordingly, this report is to be read in conjunction with the annual report of the Company for the year ended June 30, 2018 and any public announcements made by the Company and its controlled entities during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The financial report has been prepared on a historical cost basis and is presented in United States dollars (US$). Amounts in the financial statements are rounded off to the nearest thousand dollars, unless otherwise indicated.

The consolidated financial statements have been prepared on a going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

The accounting policies and methods of computation adopted in the preparation of the interim financial report are consistent with those adopted and disclosed in the Company’s annual financial report for the financial year ended June 30, 2018, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards and with International Financial Reporting Standards.

(b)	New standards, interpretations and amendments

In the current period, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2018.  New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:

•	AASB 9 Financial Instruments, and relevant amending standards;

•	AASB 15 Revenue from Contracts with Customers, and relevant amending standards

•	AASB 2016-5 Amendments to Australian Accounting Standards – Classification and Measurement of Share-based Payment Transactions

•	AASB Interpretation 22 Foreign Currency Transactions and Advance Consideration

The adoption of the aforementioned standards has resulted in an immaterial impact on interim financial statements of the Group as at 31 December 2018. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The adoption of new and revised standards and amendments has not affected the amounts reported for the current or prior interim periods. A discussion on the impact of the adoption of AASB 9 and AASB 15 is included below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

AASB 9 Financial Instruments

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

The Group has adopted AASB 9 from July 1, 2018 which have resulted in changes to accounting policies and the analysis for possible adjustments to amounts recognised in the interim financial statements. In accordance with the transitional provisions in AASB 9, the reclassifications and adjustments are not reflected in the balance sheet as at June 30, 2018 but recognised in the opening balance sheet as at July 1, 2018. The Group has not recognised a loss allowance on trade and other receivables following an assessment of the impact of the new impairment model introduced by AASB 9.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	11

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018
(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	New standards, interpretations and amendments (Continued)

AASB 9 Financial Instruments (Continued)

Classification and Measurement

On July 1, 2018, the Group has assessed financial instruments held by the Group and have classified them into the appropriate AASB 9 categories. The main effects resulting from this reclassification are shown in the table below.

On adoption of AASB 9, the Group classified financial assets and liabilities measured at either amortised cost or fair value, depending on the business model for those assets and on the asset’s contractual cash flow characteristics. There were no changes in the measurement of the Group’s financial instruments.

There was no impact on the statement of comprehensive income or the statement of changes in equity on adoption of AASB 9 in relation to classification and measurement of financial assets and liabilities.

The following table summarises the impact on the classification and measurement of the Group’s financial instruments at July 1, 2018:

Presented in statement of financial position	Financial Instrument	AASB 139	AASB 9	Reported $	Restated $
Cash and cash equivalents	Bank deposits	Loans and receivables	Amortised cost	No change	No change
Restricted cash	Bank deposits	Loans and receivables	Amortised cost	No change	No change
Trade and other receivables	Loans and receivables	Loans and receivables	Amortised cost	No change	No change
Trade and other payables	Loans and receivables	Loans and receivables	Amortised cost	No change	No change

The Group does not currently engage in any hedging activities and accordingly any changes to hedge accounting rules under AASB 9 do not impact on the Group.

Impairment

AASB 9 introduces a new expected credit loss (“ECL”) impairment model that requires the Group to adopt an ECL position across the Group’s financial assets from July 1, 2018. The loss allowances for financial assets are based on the assumptions about risk of default and expected loss rates as opposed to the previously applied incurred loss model. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period. The Group has assessed that the risk of default is minimal for trade receivables, and as such, no impairment loss has been recognised against these receivables as at December 31, 2018.

AASB 15 Revenue from Contracts with Customers

The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers revenue arising from the sale of goods and the rendering of services and AASB 111 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption.

The Group has adopted AASB 15 from July 1, 2018 using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of July 1, 2018 and that comparatives will not be restated.

Management has assessed the effects of applying the new standard on the Group’s financial statements. As at June 30, 2018, the Group’s only income was interest income.  AASB 15 will not have any impact on the recognition of interest income and accordingly does not have any significant impact on reported results and balances.

Once the Group commences production and starts receiving coal sales revenues, the Group will recognise revenue in accordance with the requirements of the new standard.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	12

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018
(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Issued standards and interpretations not early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the reporting period ended December 31, 2018. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group’s financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for Company
AASB 16 Leases	January 1, 2019	July 1, 2019
Interpretation 23 Uncertainty over Income Tax Treatments	January 1, 2019	July 1, 2019
AASB 2017-7 Amendments – Long-term Interests in Associates and Joint Venture Amendments to IAS 28 and Illustrative Example – Long-term Interests in Associates and Joint Ventures	January 1, 2019	July 1, 2019
AASB 2018-1 Amendments – Annual Improvements 2015-2017 Cycle	January 1, 2019	July 1, 2019
AASB 2018-2 Amendments – Plan Amendment, Curtailment or Settlement (AASB 119)	January 1, 2019	July 1, 2019

(d)	Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

•	Recoverable amount of carrying value of property, plant and equipment;

•	Share-based payments; and

•	Provision for mine rehabilitation.

2.	SEGMENT INFORMATION

AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration, development, and production in the United States of America. This is the basis on which internal reports are provided to the Directors for assessing performance and determining the allocation of resources within the Consolidated Entity.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	13

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018
(Continued)

3.	OTHER INCOME AND EXPENSES

	Six Months ended December 31, 2018	Six Months ended December 31, 2017
	US$000	US$000

Other income and expenses
Royalty income	7	-
Net foreign exchange (loss)/gain	(54)	51
Loss on disposal of plant and equipment	(13)	-
Total other income and expenses included in profit or loss	(60)	51

4.	CASH AND CASH EQUIVALENTS

	As at December 31, 2018	As at June 30, 2018
	US$000	US$000

Cash at bank and on hand	11,939	22,623
	11,939	22,623

5.	OTHER ASSETS

	As at December 31, 2018	As at June 30, 2018
	US$000	US$000

Current
Advance royalties [1]	28	-
Total current	28	-

Non-Current
Restricted cash (security deposits and bonds)	3,451	1,102
Advance royalties [1]	2,580	2,462
Capitalised borrowing costs [2]	-	2,987
Total non-current	6,031	6,551

Total other assets	6,059	6,551

Notes:
[1]
The Group’s coal leases require the payment of annual minimum advanced royalties prior to the commencement of mining operations and the payment of earned royalties once mining operations commence. The advance royalties paid became recoupable against any earned royalties due under the coal leases on a lease-by-lease basis once the Company determined to move forward with development.

[2]
During the period, the Group reached financial close for its US$21.7 million project loan facility from Macquarie and completed drawdown of the first US$15.0 million tranche of the project loan facility. Loan establishment costs amounting to US$3.9 million (December 31, 2017: nil) which includes non-cash share-based payments of US$1.3 million, have been offset against the related borrowing (refer to note 7). Borrowing costs amounting to US$1.1 million (December 31, 2017: nil), which relate to mines that are currently under development, have been capitalized under ‘mine development properties’ (refer to note 6).

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	14

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018
(Continued)

6.	PROPERTY, PLANT AND EQUIPMENT

	Mine development properties	Mine plant and equipment	Other plant and equipment	Total
	US$000	US$000	US$000	US$000

Net book value at July 1, 2018	42,096	16,883	86	59,065
Additions [1]	9,615	15,440	28	25,083
Disposals	-	-	(13)	(13)
Depreciation charges [2]	-	(37)	(2)	(39)
Net book value at December 31, 2018	51,711	32,286	99	84,096
- at cost	51,711	32,323	123	84,157
- accumulated depreciation and impairment	-	(37)	(24)	(61)

Notes:
[1]	Borrowing costs relating to development of the Poplar Grove Mine, amounting to US$1.1 million (December 31, 2017: nil), have been capitalized under ‘mine development properties’.
[2]	No depreciation is recognised in respect of ‘mine development properties’ until these are ready for their intended use.

7.	INTEREST BEARING LOANS AND BORROWINGS

	As at December 31, 2018	As at June 30, 2018
	US$000	US$000

Current
Project loan facility [1]	3,000	-
Equipment finance facility [2]	862	-
Other	300	300
Total current	4,162	300

Non-Current
Project loan facility [1]	8,135	-
Equipment finance facility [2]	4,727	-
Other	125	125
Total non-current	12,987	125

Total interest-bearing loans and borrowings	17,149	425

Notes:
[1]
During the period, the Company reached financial close for its US$21.7 million project loan facility (“PLF”) from Macquarie and completed drawdown of the first US$15.0 million tranche of the PLF, having satisfied all conditions precedent under the Facility Agreement to achieve financial close and drawdown the first tranche of the PLF. The funds from the second tranche are expected to be drawn during the March 2019 quarter. The key terms of the PLF are typical of a facility of this nature, including a floating interest rate comprising the 3-month LIBOR plus a margin of 10.5% pa during construction, falling to a 9.5% pa margin for the remainder of the loan, plus usual undertakings and events of default for a facility of this nature. The PLF is repayable by December 2022. Loan establishment costs amounting to US$3.9 million (December 31, 2017: nil) (which includes non-cash share-based payments of US$1.3 million), have been offset against the borrowing.

[2]
The Company has entered into a secured financing facility with Komatsu (and its subsidiary Joy Underground Mining) to finance the purchase of up to US$19.0 million of equipment from Komatsu for use at the Poplar Grove Mine, on instalment terms. Komatsu has also agreed to provide an additional equipment financing facility of up to US$7.5 million for the purchase of non-Komatsu equipment. Interest rates vary for each piece of equipment, based on standard commercial rates for leased mining equipment in the United States. Improved lease rates were negotiated by agreeing to provide upfront deposits, representing approximately 10% of the equipment cost.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	15

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018
(Continued)

8.	PROVISIONS

	As at December 31, 2018	As at June 30, 2018
	US$000	US$000

Current
Employee entitlements	-	22
Total current	-	22

Non-Current
Mine rehabilitation [1]	1,332	1,313
Total non-current	1,332	1,313

Total provisions	1,332	1,335

Notes:
[1]
The Group commenced construction of the Poplar Grove Mine during fiscal 2018, which has resulted in the creation of a rehabilitation obligation. The Group will assess its mine rehabilitation provision as development activities progress, and subsequently on at least an annual basis, or where evidence exists that the provision should be reviewed. Significant judgement is required in determining the provision for mine rehabilitation and closure as there are many factors that will affect the ultimate liability payable to rehabilitate the mine site, including future disturbances caused by further development, changes in technology, changes in regulations, price increases, changes in timing of cash flows which are based on life of mine plans and changes in discount rates. When these factors change or become known in the future, such differences will impact the mine rehabilitation provision in the period in which the change becomes known. Accretion of the provision will commence when development has been completed.

9.	CONTRIBUTED EQUITY

			As at December 31, 2018	As at June 30, 2018
	Note		US$000	US$000

Issued capital
458,251,181 fully paid ordinary shares [1] (June 30, 2018: 454,386,181)	9(a	)	103,734	102,278
			103,734	102,278

Notes:
[1]	Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

(a)	Movements in issued capital

	Thousands of Shares	US$000

Opening balance at July 1, 2018	454,386	102,278
Conversion of employee rights	3,835	1,465
Issue of shares to a consultant	30	4
Share issue costs	-	(13)
Closing balance at December 31, 2018	458,251	103,734

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	16

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018
(Continued)

10.	RESERVES

			As at December 31, 2018	As at June 30, 2018
			US$000	US$000

Share-based payments reserve	10(a	)	4,487	5,356
Foreign currency translation reserve			(2,353)	(2,353)
			2,134	3,003

(a)	Movements in share-based payments reserve

	Thousands of Options	Thousands of Rights	US$000

Opening balance at July 1, 2018 [1]	11,944	13,630	5,356
Grant of employee options and rights	2,300	7,600	-
Grant of lender options	4,444	-	181
Conversion of employee rights	-	(3,835)	(1,465)
Expiry of employee options	(1,500)	-	(212)
Share based payments expense	-	-	627
Closing balance at December 31, 2018	17,188	17,395	4,487

Notes:
[1]
During the period, the Company issued 4,444,444 lender options (with an exercise price of A$0.34 and expiring on 10 September 2022) to Macquarie Bank Limited in consideration for the provision of a five-year US$21.7 million Project Loan Facility (“PLF”) to develop the Poplar Grove Mine.

11.	DIVIDENDS PAID OR PROVIDED FOR

No dividend has been paid or provided for during the six months ended December 31, 2018 (December 31, 2017: nil).

12.	CONTINGENT ASSETS AND LIABILITIES

There have been no changes in contingent assets or liabilities since the date of the last annual report.

13.	COMMITMENTS

Management have identified the following material commitments for the consolidated group as at December 31, 2018:

	Payable within 1 year US$000	Payable later than 1 year within 5 years US$000	Payable later than 5 years US$000	Total US$000

Operating lease commitments	122	283	-	405
Total	122	283	-	405

(a)	Operating lease commitments

Operating lease commitments include contracts for leased offices in the United States.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	17

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018
(Continued)

14.	FINANCIAL INSTRUMENTS

(a)	Fair value measurement

At December 31, 2018, the Group had no material financial assets and liabilities that are measured on a recurring basis, and at December 31, 2018, the carrying amount of financial assets and financial liabilities for the Group is considered to approximate their fair values.

15.	SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

(i)
On January 31, 2019, the Company announced that it had signed a sales agreement with Big Rivers Electric Corporation (“BREC”) for coal sales from its Poplar Grove Mine, for up to 1,400,000 tons of coal from 2019 to 2023. The sales agreement with BREC takes Paringa’s total 5-year contracted sales position to 6,800,000 tons, including existing sales agreements with LG&E and KU and OVEC-IKEC; and

(ii)
On March 5, 2019, the Company announced that production ramp-up had begun with the commencement of continuous underground mining operations at the Poplar Grove Mine with Company operated mining equipment and labour, and that raw coal is being brought to the surface and has been processed by Poplar Grove’s CHPP.

Other than the above, at the date of this report there were no significant events occurring after balance date requiring disclosure.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	18

AUDITOR’S INDEPENDENCE DECLARATION

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Tower 2, Brookfield Place
123 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

Tel:  +61 8 9365 7000
Fax:  +61 8 9365 7001
www.deloitte.com.au

The Board of Directors
Paringa Resources Limited
Level 9, BGC Centre
28 The Esplanade
Perth WA 6000

8 March 2019

Dear Board Members

Paringa Resources Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Paringa Resources Limited.

As lead audit partner for the review of the interim financial report of Paringa Resources Limited for the half-year ended 31 December 2018, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i)	the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii)	any applicable code of professional conduct in relation to the review.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

Vincent Snijders
Partner
Chartered Accountants

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	19

INDEPENDENT AUDITOR’S REVIEW REPORT

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Tower 2, Brookfield Place
123 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

Tel:  +61 8 9365 7000
Fax:  +61 8 9365 7001
www.deloitte.com.au

Independent Auditor’s Review Report to the members of Paringa Resources Limited

We have reviewed the accompanying interim financial report of Paringa Resources Limited (“the Company”)  and  its  subsidiaries (together referred  to  as “the  Group”),  which  comprises  the Condensed  Consolidated  Statement  of  Financial  Position  as  at 31  December  2018,  and  the Condensed Consolidated  Statement of  Profit or Loss and Other  Comprehensive  Income, the Condensed Consolidated Statement of Cash Flows and the condensed Consolidated Statement of Changes in Equity for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Directors’ Responsibility for the Interim Financial Report

The directors of the Company are responsible for the preparation of the interim financial report that gives a true and fair view in accordance with Australian Accounting Standards - Reduced Disclosure Requirements and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the interim financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Company’s and the Group’s financial position as at 31 December 2018 and their performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Paringa Resources Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Auditor’s Independence Declaration

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Paringa Resources Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	20

INDEPENDENT AUDITOR’S REVIEW REPORT
(Continued)

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Paringa Resources Limited is not in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the Group’s financial position as at 31 December 2018 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

DELOITTE TOUCHE TOHMATSU

Vincent Snijders
Partner
Chartered Accountants
Perth, 8 March 2019

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	21

FORWARD LOOKING STATEMENTS AND
COMPETENT PERSONS STATEMENTS

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this report, to reflect the circumstances or events after the date of this report.

Competent Persons Statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.

Paringa Resources Limited Interim Financial Report for the Six Months Ended December 31, 2018	22